

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 14, 2006

By U.S. Mail and Facsimile

Mr. John W. Hodson
Chief Financial Officer
Flanders Corporation
2399 26ᵗʰ Avenue North
St. Petersburg, Florida 33734

> **Re:** **Flanders Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File No. 000-27958**

Dear Mr. Hodson:

We have reviewed your response letter dated August 4, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Prior Comment 8 -- Item 9A – Controls and Procedures

1. We note your response to prior comment eight. However, management's report on internal control over financial reporting, required by Item 308 of Regulation S-K, does not satisfy the requirement of disclosing the conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2005. In this regard, please amend your Form 10-K to provide the information required by Item 307.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Consolidated Condensed Statements of Cash Flows

2. Please tell us where in your statements of cash flows you have classified the insurance proceeds of $3.4 million relating to the fire loss at the Texas manufacturing facility.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief